U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number 333 205 25

                                                          CUSIP Number 825837107

Form 10-Q

For Period Ending: 3/31/00


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PART I:  REGISTRANT INFORMATION
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Full Name of Registrant: Sickbay.com, Inc. ("SKBY")

Address of Principal Executive Office: 510 Broadhollow Road, Suite 300, Melville, New York 11747, (631) 694-0040


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PART II:  RULES 12b-25(b) AND (c)
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     The subject quarterly report on Form 10-Q will be filed within a day or two.


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PART III:  NARRATIVE
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     The Registrant has completed its 10-Q for the period ended March 31, 2000, but has been unable to file timely due to administrative delays in the format conversion to electronic filing. Such filing is expected to be made within a day.

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PART IV:  OTHER INFORMATION
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          (1) Name and telephone number of person(s) to contact in regard to this notification

          D. David Cohen, Esq.                    516-933-1700
          Mark Basile, Chairman & CEO             631-694-0040

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [X]YES          [ ]NO

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [ ]YES          [X]NO

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          There is no corresponding period.

SICKBAY.COM, INC.
(Name of Registrant specified by charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 15, 2000

                                             SICKBAY.COM, INC.
                                            (formerly known as
                                             Xetal, Inc.)

                                             By /s/ MARK BASILE
                                                -------------------------------
                                                    Mark Basile,
                                                    Chairman and Secretary



                                             By /s/ DR. ALLEN MOTOLA
                                                -------------------------------
                                                    Dr. Allen Motola
                                                    President and Treasurer